News Release

BRASCAN ACQUIRES HYPERION CAPITAL MANAGEMENT

Establishes Important Platform for Future Growth

New York, NY, February 15, 2005 – Brascan Corporation (NYSE: BNN; TSX: BNN.LV.A,) today announced that it has entered into an agreement to acquire Hyperion Capital Management, a New York-based asset management company for $50 million.

Hyperion Capital specializes in real estate-related securities and has approximately $13 billion of assets under management. Managed assets comprise traditional fixed income securities and approximately $6 billion of asset backed securities, including residential and commercial mortgage-backed securities. Hyperion employs a relative value investment philosophy. The firm caters to institutional clients by providing investment management, asset/liability management, optimization, strategic asset allocation, and investment accounting and reporting services.

Bruce Robertson, President of Brascan’s asset management group commented, “The acquisition of Hyperion Capital is strategic to the growth of our operating platform. Hyperion Capital’s expertise in mortgage-backed securities complements our existing real estate investment management business. Their core fixed income, mutual fund and structured products operations are additional areas we are looking to expand in the U.S. and they have an excellent performance track record. We are excited by the opportunity to partner with the Hyperion Capital team in building an industry leading asset management business.”

Clifford Lai, the CEO of Hyperion Capital Management, added “We are pleased to be joining forces with a strong financial partner like Brascan. Together, we are well positioned to grow our assets under management and to continue providing our clients and the marketplace with the successful portfolio performance and product innovation that distinguishes our two firms.”

This transaction is expected to close prior to April 30, 2005 and is subject to, among other conditions, the receipt of all consents and approvals.

Brascan Corporation is an asset management company. With a focus on property, power generation and other infrastructure assets, the company has direct investments of $20 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

Contact:

Brascan Corporation
Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.